Change in Accounting Policy

As of November 4, 1997, in order to conform book and tax bases, the Fund began amortization of premiums on securities for book purposes. Accordingly, during the six months ended February 28, 1998, amounts have been reclassified to reflect a decrease in undistributed net investment income of $112,199, an increase in unrealized appreciation on investments of $1,277,368 and a decrease in paid-in capital of $1,165,169. For bonds acquired after April 30, 1993, on disposition or maturity, taxable ordinary income is recognized to the extent of the lesser of gain or market discount that would have accrued over the holding period. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.